As filed with the Securities and Exchange Commission on October 22 , 2021
File Nos. 333-171279 and 811-22507

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No.
Post-Effective Amendment No. 33	☒
and/or
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☒
Amendment No. 42	☒
(Check appropriate box or boxes)

VOLT ETF TRUST
(Exact Name of Registrant as Specified in Charter)

116 South Franklin Street, P. O. Box 69, Rocky Mount, NC  27804
(Address of Principal Executive Offices)

252-972-9922
(Registrant’s Telephone Number, including Area Code)

Terrence Davis, Esq. Greenberg Traurig, LLP 3333 Piedmont RD., NE Suite 2500 Atlanta, GA 30305	Tanya Boyle, Esq. Greenberg Traurig, LLP 2200 Ross Avenue, Suite 5200 Dallas, TX 75201	Tracie Coop, Esq. The Nottingham Company 116 S. Franklin Street Rocky Mount, NC 27802

As soon as practicable after the Effective Date of this Registration Statement

1.	Facing Sheet of the Registration Statement.

2.	Explanatory Note.

3.	Part C to the Registration Statement (including signature page) and certain exhibits to the Registration Statement.

This Post-Effective Amendment is being filed solely for the purpose of filing exhibits to the Registration Statement on Form N-1A. Parts A and B of Post-Effective Amendment No. 32 to the Registration Statement on Form N-1A filed on October 1, 2021 pursuant to Rule 485(b) under the Securities Act of 1933, as amended, are incorporated by reference herein.

File Nos. 333-171279 and 811-22507

VOLT ETF TRUST
PART C
OTHER INFORMATION

ITEM 28. Exhibits

(a)	Amended Declaration of Trust dated July 8, 2021 (“Trust Instrument”), to Registrant’s registration statement on Form N-1A (“Registration Statement”) is filed herewith.
(b)	Amended By-Laws dated July 8, 2021are incorporated herein by reference to Post-Effective Amendment No. 32 to the Registration Statement filed on October 1, 2021 .
(c)	Articles III, V, and VI of the Trust Instrument defines the rights of holders of the securities being registered and are filed herewith.
(d)
Investment Advisory Agreement dated August 3, 2021, between the Registrant and Volt Equity LLC, as investment advisor for the Volt Crypto Industry Revolution and Tech ETF, is incorporated herein by reference to Post-Effective Amendment No. 32 to the Registration Statement filed on October 1, 2021 .

(e)	Distribution Agreement dated August 3, 2021, between the Registrant and Capital Investment Group, Inc., as distributor for Volt Crypto Industry Revolution and Tech ETF is filed herewith.
(f)	Not Applicable.
(g)	Form of Custody Agreement dated August 3, 2021, between the Registrant and Clear Street LLC as custodian for Volt Crypto Industry Revolution and Tech ETF is filed herewith .
(h)(1)	Form of Fund Accounting and Administration Agreement dated August 3, 2021, between the Registrant and The Nottingham Company, is filed herewith.
(h)(2)
Dividend Disbursing and Transfer Agent Agreement dated August 3, 2021, between the Registrant and Nottingham Shareholder Services LLC is incorporated herein by reference to Post-Effective Amendment No. 32 to the Registration Statement filed on October 1, 2021 .

(h)(3)
Compliance Services Agreement dated September 29, 2021 between the Registrant and The Nottingham Company is incorporated herein by reference to Post-Effective Amendment No. 32 to the Registration Statement filed on October 1, 2021 .

(i)(1)	Opinion of Counsel is incorporated herein by reference to Post-Effective Amendment No. 32 to the Registration Statement filed on October 1, 2021 .
(j)	Consent of Independent Accountant is incorporated herein by reference to Post-Effective Amendment No. 32 to the Registration Statement filed on October 1, 2021 .
(k)	Not Applicable.
(l)	Not Applicable.
(m)	Not Applicable.
(n)	Not Applicable.
(o)	Reserved.
(p)(1)	Code of Ethics for the Registrant is incorporated herein by reference to Post-Effective Amendment No. 32 to the Registration Statement filed on October 1, 2021 .
(p)(2)	Code of Ethics for Volt Equity LLC is incorporated herein by reference to Poist-Effective Amendment No. 32 to the Registration Statement filed on October 1, 2021 .
(q)	Powers of Attorney are incorporated herein by reference to Post-Effective Amendment No. 24 to the Registration Statement filed on June 7, 2021.

ITEM 29.  Persons Controlled by or Under Common Control with the Registrant
No person is controlled by or under common control with the Registrant.
ITEM 30.  Indemnification
Under Delaware law, Section 3817 of the Treatment of Delaware Statutory Trusts empowers Delaware business trusts to indemnify and hold harmless any trustee or beneficial owner or other person from and against any and all claims and demands whatsoever, subject to such standards and restrictions as may be set forth in the governing instrument of the business trust.  The Registrant’s Trust Instrument contains the following provisions:
Article VII. Section 2.  Indemnification and Limitation of Liability.  The Trustees shall not be responsible or liable in any event for any neglect or wrong-doing of any officer, agent, employee, Advisor or Principal Underwriter of the Trust, nor shall any Trustee be responsible for the act or omission of any other Trustee, and, as provided in Section 3 of this Article VII, the Trust out of its assets shall indemnify and hold harmless each and every Trustee and officer of the Trust from and against any and all claims, demands, costs, losses, expenses, and damages whatsoever arising out of or related to such Trustee's performance of his or her duties as a Trustee or officer of the Trust; provided that nothing herein contained shall indemnify, hold harmless or protect any Trustee or officer from or against any liability to the Trust or any Shareholder to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Every note, bond, contract, instrument, certificate or undertaking and every other act or thing whatsoever issued, executed or done by or on behalf of the Trust or the Trustees or any of them in connection with the Trust shall be conclusively deemed to have been issued, executed or done only in or with respect to their or his or her capacity as Trustees or Trustee, and such Trustees or Trustee shall not be personally liable thereon.
Article VII. Section 3.  Indemnification.
(a) Subject to the exceptions and limitations contained in Subsection (b) below:
 (i) every person who is, or has been, a Trustee or an officer, employee or agent of the Trust (including any individual who serves at its request as director, officer, partner, trustee or the like of another organization in which it has any interest as a shareholder, creditor or otherwise) (“Covered Person”) shall be indemnified by the Trust or the appropriate Series to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been a Covered Person and against amounts paid or incurred by him in the settlement thereof; and
(ii) as used herein, the words “claim,” “action,” “suit,” or “proceeding” shall apply to all claims, actions, suits or proceedings (civil, criminal or other, including appeals), actual or threatened, and the words “liability” and “expenses” shall include, without limitation, attorneys, fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities.

(b) No indemnification shall be provided hereunder to a Covered Person:
(i) who shall have been adjudicated by a court or body before which the proceeding was brought (A) to be liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office, or (B) not to have acted in good faith in the reasonable belief that his action was in the best interest of the Trust; or
(ii) in the event the matter is not adjudicated by a court or other appropriate body, unless there has been a determination that such Covered Person did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office: by at least a majority of those Trustees who are neither Interested Persons of the Trust nor are parties to the matter based upon a review of readily available facts (as opposed to a full trial-type inquiry); or by written opinion of independent legal counsel based upon a review of readily available facts (as opposed to a full trial-type inquiry).
(c) The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not be exclusive of or affect any other rights to which any Covered Person may now or hereafter be entitled, and shall inure to the benefit of the heirs, executors and administrators of a Covered Person.

(d) To the maximum extent permitted by applicable law, expenses incurred in defending any proceeding may be advanced by the Trust before the disposition of the proceeding upon receipt of an undertaking by or on behalf of such Covered Person that such amount will be paid over by him to the Trust or applicable Series if it is ultimately determined that he is not entitled to indemnification under this Section; provided, however, that either a majority of the Trustees who are neither Interested Persons of the Trust nor parties to the matter, or independent legal counsel in a written opinion, shall have determined, based upon a review of readily available facts (as opposed to a full trial-type inquiry) that there is reason to believe that such Covered Person will not be disqualified from indemnification under this Section.
(e) Any repeal or modification of this Article VII by the Shareholders, or adoption or modification of any other provision of the Declaration or By-laws inconsistent with this Article, shall be prospective only, to the extent that such repeal, or modification would, if applied retrospectively, adversely affect any limitation on the liability of any Covered Person or indemnification available to any Covered Person with respect to any act or omission which occurred prior to such repeal, modification or adoption.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (“Securities Act”), may be permitted to trustees, officers and controlling persons of the Registrant by the Registrant pursuant to the Trust Instrument or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and, therefore, is unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by trustees, officers or controlling persons of the Registrant in connection with the successful defense of any act, suit or proceeding) is asserted by such trustees, officers or controlling persons in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issues.

ITEM 31. Business and other Connections of the Investment Advisor
(a) Volt Equity LLC serves as the investment advisor to the Volt Crypto Industry Revolution and Tech ETF.  The information required by this item 31 regarding any other business, profession, vocation, or employment of a substantial nature engaged in by Volt Equity LLC and its directors, officers, or partners during the past two years is included in Volt Equity LLC’s Form ADV filed with the SEC (File No. 801-119673) and is incorporated herein by reference.
ITEM 32. Principal Underwriter
(a) Capital Investment Group, Inc. is underwriter and distributor for the Registrant, Starboard Investment Trust, Volt ETF Trust , and the Spinnaker ETF Series.
(b) Set forth below is information concerning each director and officer of the Distributor.  The principal business address of the Distributor and each such person is 100 E Six Forks Road, Suite 200, Raleigh, NC 27609.
(1)	(2)	(3)
Name	Position and Offices With Underwriter	Positions and Offices with Registrant
Richard K. Bryant	CEO	None
Benjamin T. Brookers	President	None
Con T. McDonald	Assistant Vice-President	None
W. Harold Eddins, Jr.	Assistant Vice-President	None
Kurt A. Dressler	Assistant Vice-President	None
Ronald L. King	Chief Compliance Officer	None
(c)	Not applicable.
ITEM 33. Location of Accounts and Records
(a) The Registrant maintains accounts, books and other documents required by Section 31(a) of the 1940 Act and the rules thereunder (“Records”) at the offices of The Nottingham Company, 116 S. Franklin Street, Rocky Mount, NC 27804.
(b) Clear Street, LLC maintains all Records relating to its service as custodian at its offices located at 55 Broadway, New York, New York 10006.
(c) The Nottingham Company maintains all Records related to its services as administrator and fund accountant to the Registrant at its offices located at 116 South Franklin Street, Rocky Mount, North Carolina 27804.
(d) Nottingham Shareholder Services, LLC maintains all Records related to its services as dividend disbursing and transfer agent to the Registrant at 116 South Franklin Street, Rocky Mount, North Carolina 27804.
(e) Volt Equity LLC maintains all Records related to its services as investment advisor for the Volt Crypto Industry Revolution and Tech ETF at its offices located at 2193 Fillmore Street, San Francisco, CA  94115.
ITEM 34. Management Services
None.

ITEM 35. Undertakings
None.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended, the Registrant certifies that it meets all of the requirements for effectiveness of this Registration Statement under Rule 485(b) under the Securities Act and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Rocky Mount, State of North Carolina on this 22 nd   day of October 2021.

VOLT ETF TRUST

By:	/s/ Tad Park*
Tad Park
Trustee, Chairman, President, and Principal Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following person in the capacities and on the date indicated.

Signature	Title	Date

/s/ Thomas Galloway*	Trustee	October 22 , 2021
Thomas Galloway

/s/ Gary DiCenzo*	Trustee	October 22 , 2021
Gary DiCenzo

/s/ Tad Park*	Trustee, Chairman, President, and Principal Executive Officer	October 22 , 2021
Tad Park

/s/ James Hong*	Treasurer, Principal Financial Officer, and Principal Accounting Officer	October 22 , 2021
James Hong

/s/ Tracie A. Coop
By: Tracie A. Coop
* Attorney-in-Fact pursuant to Powers of Attorney dated May 24, 2021, filed on June 7, 2021 to Post-Effective Amendment No. 24.

EXHIBIT INDEX

(a)	Amended Declaration of Trust
(e)	Distribution Agreement
(g)	Form of Custody Agreement
(h)(1)	Fund Accounting and Administration Agreement